UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT UNDER SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended: December 31, 2006

☐                                 TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
SECURITIES ACT OF 1934

For transition period from

Commission File Number:   1-12431

A.                                    Full title of plan and the address of the plan, if different from that of the issuer named below:

UNITY BANK EMPLOYEES SAVINGS

AND PROFIT SHARING PLAN AND TRUST

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNITY BANCORP INC.

64 OLD HIGHWAY 22 CLINTON, NJ 08809

UNITY BANK

Employees Savings and Profit Sharing Plan and Trust

REQUIRED INFORMATION

Financial Statements

Exhibits

23 Consent of McGladrey and Pullen, LLP

23.1 Consent of KPMG, LLP

UNITY BANK
Employees Savings and Profit Sharing Plan and Trust
Index

Report of Independent Registered
Public Accounting Firm

To The Board of Trustees
Unity Bank Employees Savings and Profit Sharing Plan and Trust
Clinton, New Jersey

We have audited the accompanying statement of net assets available for benefits of Unity Bank Employees Savings and Profit Sharing Plan and Trust (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans, as of December 31, 2006.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Unity Bank Employees Savings and Profit Sharing Plan and Trust as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the 2006 basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

June 29, 2007

Blue Bell, Pennsylvania

Report of Independent Registered
Public Accounting Firm

The Board of Trustees

Unity Bank Employees Savings and Profit Sharing Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of the Unity Bank Employees Savings and Profit Sharing Plan and Trust (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Unity Bank Employees Savings and Profit Sharing Plan and Trust as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

KPMG, LLP

June 22, 2006

Short Hills, New Jersey

UNITY BANK
Employees Savings and Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Investments	$3,360,138	$2,624,269
Participant loans	160,827	101,368
Net assets available for benefits	$3,520,965	$2,725,637

See accompanying notes to financial statements.

UNITY BANK
Employees Savings and Profit Sharing Plan and Trust
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Additions
Contributions
Employee contributions	$464,606	$318,963
Employer contributions, net of forfeitures	195,168	114,367
Total contributions	659,774	433,330

Investment Income
Net appreciation in fair value of Investments	312,343	204,351
Interest and dividends	31,635	21,722
Net Investment income	343,978	226,073
Total additions	1,003,752	659,403

Deductions
Benefits paid to participants	(188,473)	(114,127)
Expenses	(19,951)	(14,357)
Total deductions	(208,424)	(128,484)
Net increase	795,328	530,919

Net Assets available for benefits:
Beginning	2,725,637	2,194,718
Ending	$3,520,965	$2,725,637

See accompanying notes to financial statements.

UNITY BANK
Employees Savings and Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2006 and 2005

(1)                                 Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of Unity Bank Employees Savings and Profit Sharing Plan and Trust (“the Plan”) for employees of Unity Bank (“the Bank”) have been prepared on an accrual basis and present the net assets available for benefits and the changes in those net assets.

Administrative Expenses

Administrative expenses are paid by the Bank.

Investment Valuation and Income Recognition

The investments of the Plan are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. The stock of Unity Bancorp, Inc. (“UNTY”), the parent corporation of the Bank, is valued at its quoted market price. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The assets of the Plan are primarily financial instruments, which are monetary in nature. Accordingly, interest rates have a more significant impact on the Plan’s performance than do the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as prices of goods and services as measured by the consumer price index. Investments securities are subject to risk conditions of the individual funds’ objectives, stock market performance, interest rates, economic conditions, and world affairs.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncement

As described in Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust.  The difference between the fair value and contract value of the collective trust was insignificant and not presented. The FSP has been retrospectively applied to the year ended December 31 2005.

Related-Party Transactions

Certain Plan investments are managed by The Bank of New York (BNY).  BNY is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

(2)                                 Description of Plan

The following description of the Plan provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a participant-directed, Federal income tax deferred defined contribution plan that was initiated in August of 2003 and is administered by the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Investment Options

The participant contributions and Employer matching contributions may be allocated to various investment funds, and/or Unity Bank Stock Fund at the discretion of the participant, provided that all directed allocations be in whole percentages.

Benefits and Contributions

Eligible participants, as defined, include employees of the Bank who have attained the age of 21, are not resident aliens or collectively bargained employees. Eligible participants can begin making contributions after six months of employment. Participants are eligible to receive employer matching and discretionary contributions when they have completed six months of service, as defined. Benefits are determined based on accumulated participants’ and employer’s contributions and related investment earnings or losses on those contributions. The participant can contribute up to 75% of base compensation, as defined, subject to legal limitations. The employer’s contributions are equal to 100% of the participants’ contributions, up to 3% of base compensation and 50% of the participant’s contributions for the next 2% of base compensation, as defined. The Bank may also make discretionary contributions. Each year the Bank’s board of directors will determine if a discretionary contribution will be made to the Plan. Each participant’s share of this contribution is based on the relationship his or her compensation bears to the total compensation of employees participating in the Plan. At the plan administrator’s discretion, employees are entitled to contribute rollovers from other qualified plans. Any forfeited amounts reduce the employer’s contributions to the Plan. At December 31, 2006, forfeited non-vested accounts amounted to $3,229. For the year ended December 31, 2006, $23,062 in forfeited non-vested accounts reduced the employer’s contributions to the Plan.

Vesting

All participants are fully vested in their voluntary contributions and related investment earnings or losses. Beginning on January 1, 2006, the Plan became a “Safe Harbor Plan” which means employer matching contributions made from that date forward are automatically vested.  Employer matching contributions made prior to January 1, 2006 are 100% vested after completing six years of service.

Funding

Employee contributions are funded through biweekly payroll deductions, and employer matching is funded each pay period.

Payment of Benefits

Upon normal retirement at age 65 or termination of employment, a participant may elect to receive a lump-sum amount equal to his or her vested account balance at termination date, various annuity options, or, by agreement with the plan administrator, a lump-sum payment at any date prior to the April 1 following the taxable year he or she attains, or would have attained, age 59-1/2. The benefit to which a participant is entitled is the benefit which can be provided from the participant’s vested account balance.

(3)                                 Loan Policy

Employees participating in the Plan are eligible to receive loans from the Plan. Loans that are granted to the participant are subject to the following conditions:

The minimum amount of any loan shall have a minimum term of 12 months. The maximum loan amount is determined under federal tax and pension laws. Borrowings are from the vested portion of accounts in any amount between $1,000 and $50,000, reduced by the highest outstanding loan balance within the prior 12 months.

The interest rates on loans are at reasonable rates of interest based on interest rates that institutions in the business of making loans would charge under similar circumstances.

(4)                                 Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will fully vest and receive the value of their accounts as a lump-sum distribution.

(5)                                 Tax Status

The Plan adopted a volume submitter plan in August 2003, intended to meet the form requirements of Internal Revenue Code Section 401(a).  The employer has not applied for a determination letter.  Plan management believes that that the Plan is currently designed and being operated in compliance with the applicable provisions of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)                                 Investments

For the years ended December 31, 2006 and 2005, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005
Mutual Funds	$212,838	$91,719
Common Stock	99,505	112,632
Total	$312,343	$204,351

The following table presents the fair value of individual investments, which exceed 5% of the Plan’s net assets as of December 31, 2006 and 2005

	2006	2005
Unity Bancorp, Inc. Stock Fund	$1,017,336	$920,392
Pentegra Stable Value Fund	176,284	152,484
SSA-Moderate Strategic Balanced	207,835	188,152
SSA-Russell 2000	181,113	—
SSA-Equity Index/S&P 500	405,870	277,829
SSA-S&P 500/Growth	242,434	182,611
SSA-S&P 500/Value	178,078	—
SSA-Midcap 400	362,345	261,776

UNITY BANK
Employees Savings and Profit Sharing Plan and Trust
Schedule H, Line 4(i) - Schedule of Assets
(Held at End of Year)
December 31, 2006

	Number of Shares	Current Value
Unity Bancorp, Inc. Stock Fund*	68,962	$1,017,336
Pentegra Stable Value Fund	16,730	176,284
SSA-Moderate Strategic Balanced	15,216	207,835
SSA-Conserative Strategic Balanced	3,111	45,833
SSA-Aggressive Strategic Balanced	7,887	97,799
SSA-Russell 2000	7,067	181,113
SSA-Equity Index/S&P 500	1,510	405,870
SSA-S&P 500/Growth	21,264	242,434
SSA-S&P 500/Value	14,356	178,078
SSA-MidCap 400	12,865	362,345
SSA-NASDAQ 100 Index Fund	1,016	11,024
SSA-US Real Estate Investment Fund	739	24,159
SSA-EAFE Index Fund	5,596	118,662
SSA-Government Money Market	157,542	157,542
SSA-Passive Long Treasury Fund	9,348	99,013
SSGA Aggregate Bond	59	1,019
Loans to Participants (Various terms, interest at 5.00% - 9.25%)*	160,827	160,827
Collective Short Term Investment Funds	33,792	33,792
		$3,520,965

* A party-in-interest as defined by ERISA

SIGNATURE OF PLAN ADMINISTRATOR

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Unity Bank

Dated: June 29, 2007

By:

Alan Bedner

Alan Bedner
Plan Administrator
EVP and CFO